Pembina Pipeline Corporation Hosting
2024 Investor Day
All financial figures are in Canadian dollars unless otherwise noted.

CALGARY, ALBERTA, May 16, 2024 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) will hold its 2024 Investor Day today in Toronto, Ontario, beginning at 8:30 a.m. ET. At the event, Pembina's officer team will provide an overview of the business and the outlook for the Company amidst transformational changes in the western Canadian energy industry.

Highlights from the 2024 Investor Day include:
•Pembina’s corporate strategy is designed to build upon its strengths by continuing to invest in and grow the core business in response to growing energy demand and the important role Canada plays in ensuring global energy supply and security. Pembina also continues to drive long-term resilience by leveraging its assets and expertise into new service offerings that enable the transition to a lower-carbon economy.
•Pembina’s core business, at the centre of the western Canadian energy industry, positions the Company to benefit from multi-year volume growth expected through the balance of the decade driven by transformational developments that include completion of the Trans Mountain Pipeline expansion, new West Coast LNG and NGL export capacity, and new petrochemical facilities creating significant demand for ethane and propane.
•Multi-year financial outlook through 2026 reflecting the expectation of 4% to 6% compound annual growth of fee-based adjusted EBITDA per share, $2.2 billion to $4.0 billion of capital expenditures and contributions to equity accounted investees, and demonstration of Pembina’s ability to sustain a self-funding model over that time period.
•Cedar LNG continues to progress development in anticipation of a final investment decision in June 2024. The Cedar LNG project aligns squarely with Pembina’s strategy, offers attractive economics, and is supported by a contracting strategy that prudently mitigates cost risk.

A live webcast of the conference call can be accessed on Pembina's website at pembina.com under Investor Centre, Presentation & Events, or by entering: https://pembinainvestorday.can.chime.live/app/ in your web browser. A copy of the presentation and an archive of the webcast will be available on the website.

About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for 70 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "will", "expects", "estimate", "potential", "future", "outlook", "strategy", "maintain", "ongoing", "believe" and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's corporate strategy and the pursuit of new business initiatives and growth opportunities and the anticipated impacts thereof; expectations about industry activities, developments and opportunities, as well as the anticipated benefits thereof; expectations with respect to growth in Pembina's fee-based adjusted EBITDA per share; Pembina's capital investment program; and expectations with respect to the Cedar LNG project, including the timing for a final investment decision in respect thereof.
The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity; that favourable market conditions exist and will continue to exist; that Pembina has available capital for funding its capital expenditures and contributions to equity accounted investees; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates; the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; and certain other assumptions in respect of Pembina's forward-looking statements detailed in Pembina's Annual Information Form for the year ended December 31, 2023 (the "AIF") and Management's Discussion and Analysis for the year ended December 31, 2023 (the "Annual MD&A"), which were each filed on SEDAR+ on February 23, 2024, and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the crude oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements with Pembina or one or more of its affiliates; actions taken by governmental or regulatory authorities; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide; the ability to access various sources of debt and equity capital on acceptable terms; changes in credit ratings; counterparty credit risk; and certain other risks and uncertainties detailed in the AIF, Annual MD&A and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this news release speak only as of the date hereof. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.
Management approved the fee-based adjusted EBITDA per share growth and capital expenditure guidance contained herein as of the date of this news release. The purpose of the fee-based adjusted EBITDA per share growth and capital expenditure guidance is to assist readers in understanding Pembina's targeted financial results, and this information may not be appropriate for other purposes. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com